EXHIBIT 99.2B

                                  AMENDMENT TO
                                    BY-LAWS
                                       OF
                       THE EXCHANGE FUND OF BOSTON, INC.

                               September 21, 1995

Pursuant to ARTICLE XV of the BY-LAWS of The Exchange Fund of Boston, Inc., (the "Fund") upon vote of a majority of the Directors of the Fund SECTION 1. of
ARTICLE II of the BY-LAWS of the Fund was amended to read as follows:

SECTION 1. Annual Meeting. A meeting of the shareholders for the purpose of electing a Board of Directors, the Treasurer and the Clerk, and for the transaction of such other business as may properly be brought before the meeting, shall be held annually, on the third Thursday in September, unless said day be a legal holiday, in which case the annual meeting shall be held on the next day thereafter not a legal holiday.




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